23 March 2004

04024362

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention	Office of International Corporate Finance, Division of Corporation Finance
Re	David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
First Half Results 2004

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

4/20

For Immediate Distribution

23 March 2004

DAVID JONES ANNOUNCES 1H04 PROFIT* UP 58% AND 67% INCREASE IN INTERIM DIVIDEND

- 1H04 **NPAT** * of **$43.4 million, up 58.2%** from $27.4 million in 1H03 (post significant items) – **No significant items in 1H04**;
- On a pre-significant items basis, **NPAT** ** **up 35.7%** ($43.4 million in 1H04 compared to $32 million in 1H03);
- **Company EBIT up 31.3% from 5.2% to 6.8% of Sales;**
- **Department Store EBIT up 23.7% from 4.5% to 5.4% of Sales;**
- **Credit Card EBIT up 20.0%**;
- **New Dividend Policy** – Pay-out policy of **not less than 75% of NPAT (post RPS dividends) on a full year basis** (previously 60% - 80%);
- **Interim Dividend** of **5 cents per share (fully franked)** declared – up **67%** from 1H03 (3 cents fully franked);
- 1H04 result is a good start to the Company's Strategic Review turn-around program.

David Jones Limited (DJS) today reported net profit after tax (NPAT)* of $43.4 million for the first half of the 2004 financial year ended on 24 January 2004 (FY04). This represents a 58.2% increase on NPAT* for 1H03 ($27.4 million). No significant items were incurred in 1H04.

On a pre-significant items basis, the Company reported an improvement in NPAT** of 35.7% ($43.4 million in 1H04 compared to $32 million in 1H03).

A key contributor to the first half profit result was the strong performance of David Jones' core department store business. The department store business reported a 23.7% increase in EBIT to $49.8 million in 1H04 from $40.3 million in 1H03.

The Credit Card division also performed well, continuing its track record of delivering yet another excellent result. It reported a 20% increase in EBIT to $12.3 million in 1H04 from $10.2 million in 1H03.

* NPAT is before reset preference shares (RPS) dividends but post significant items

** NPAT is before RPS and before significant items

David Jones Chief Executive Officer Mr Mark McInnes said, "Our 1H04 result is a good start to our Strategic Review turn-around program. We are particularly pleased with the strong performance of our core department store business which is clearly evidenced by the increase in our Retail EBIT Margin to 5.4%.

"We are also pleased with the Company's EBIT to Sales ratio which is 6.8%.

"We said at the time of the Strategic Review that we are committed to returning excess cashflows to shareholders in the most efficient manner – as an indication of this commitment, the Board has adopted a new increased Dividend Pay-out Policy of not less than 75% of full year NPAT (and after RPS dividends). The Board has declared a 5 cents per share, fully franked, interim dividend. This represents an increase of 67% on the interim dividend paid in 1H03," Mr McInnes said.

CORE DEPARTMENT STORE BUSINESS

As reported on 10 February 2004, sales for the core department store business in 1H04 were $926 million. This represents an increase of 2.8% on the previous corresponding period for continuing businesses.

Core department store EBIT increased by 23.7% and Retail EBIT Margin increased to 5.4%, confirming the Strategic Review finding that David Jones' department store business is an excellent business, with a strong market position, a powerful brand, a loyal customer base and a well established Brand Strategy.

Mr McInnes said, "I am pleased to report that the Company has improved its retail gross margins. During the first six months of FY04 **retail gross margins increased** to **37.7%** up from 36.9% in 1H03.

"To an extent, these strong margins can be attributed to the continuation, development and expansion of the company's **Brand Strategy**. Recently introduced brands such as Witchery, Lisa Ho, Ted Baker and Sportscraft menswear have performed strongly, exceeding our initial expectations," Mr McInnes said.

In addition to strong margins, well-established **stock management** practices resulted in aged stock inventory levels for the group being maintained **below 5%** of total inventory. The company's tight inventory management practices are well established within the business.

The total **Cost of Doing Business (CODB)** percentage for 1H04 was **32.3%,** an improvement on the CODB in 1H03 (32.5%) This result is encouraging and demonstrates that the three year Cost Efficiencies program announced at the Strategic Review on 3 June 2003, is delivering tangible results.

CREDIT CARD BUSINESS

David Jones' Credit Card business posted another excellent result delivering EBIT of $12.3 million, up 20% on 1H03 ($10.2 million). This reflects the benefits arising as a result of the initiatives introduced in FY02 and FY03. These initiatives have driven growth in the overall card base, a solid sales performance, tight cost management and low levels of doubtful debts.

STRATEGIC REVIEW UPDATE

Significant progress has been made since 3 June 2003 in implementing the Strategic Review initiatives.

Mr McInnes said "We are starting to see the initial fruits of our labour in terms of results flowing from the Strategic Review initiatives. Our core business is performing well. Good progress is being made in our Cost Efficiencies program and we have established tight guidelines and disciplines for our Capital Expenditure program.

"We are cognisant that this is only our first reported result under the Strategic Review program and much more remains to be done," Mr McInnes said.

Cost Efficiencies Program
Since the announcement of the Strategic Review on 3 June 2003, solid progress has been made in the implementation of our three year Cost Efficiencies program.

Mr McInnes said, "Whilst we are still in the preliminary stages of implementing our Cost Efficiencies program we are very pleased with the progress we are making. We have already identified and achieved genuine, sustainable savings that do not adversely impact our customers or the highly regarded David Jones service levels. The key areas in which we have achieved these efficiencies include non-merchandise procurement, information technology, logistics and supply chain.

"On the basis of the progress made to date, we are confident that we will deliver our budgeted FY04 cost efficiencies," Mr McInnes said.

Capital Expenditure (Capex)
The major areas of capex investment in calendar 2004 will be the refurbishment of the Elizabeth Street store ground floor and lower ground floor and the Bourke Street Foodhall.

Measures are in place to ensure that the $50 million per annum cap on Capital Expenditure outlined at the time of the Strategic Review will be adhered to in FY04.

CAPITAL MANAGEMENT
In terms of Capital Management, the Company has consistently said that it is committed to building and maintaining strong, excess cashflows, which will be returned to shareholders in the most efficient manner, over time.

To this end, the Company is undertaking a comprehensive review of its Capital Management position. Independent external advisers, Gresham Partners, have been appointed to assist in this review. The review will take into account all factors impacting capital management including the seasonality of the Company's working capital, its fixed financial obligations (in terms of ongoing rental expense and costs relating to property structures put in place in calendar 2000) as well as the improving financial performance of the business.

INTERIM DIVIDEND & NEW DIVIDEND PAY-OUT POLICY
The Board of Directors has announced a new dividend pay-out policy which provides that in any full year not less than 75% of net profit after tax (and after RPS dividends) will be paid out to ordinary shareholders in the form of a dividend. This new pay-out policy replaces the previous position which provided that dividend payments would be in the range of 60%-80% of profit after tax (and after RPS dividends).

The Board has also declared an interim dividend of 5 cents per ordinary share, fully franked for the six months ending 24 January 2004. This represents a 67% increase on the interim dividend declared and paid in 1H03 (which was 3 cents per ordinary share fully franked).

OUTLOOK
In terms of outlook and the expected trading environment, Mr McInnes said, "Although we are pleased with our performance for the first six months of the 2004 financial year we are mindful of the fact that we have to trade through the critical Winter season and that external economic forecasts continue to suggest that there will be some softening in consumer spending over the next 12 months.

"We recognise that we will trade in a competitive market over the course of 2H04, and our marketing plans provide for appropriate levels of investment in marketing and advertising to support our market position and brand. Any increase in marketing expenditure will be funded from savings generated through cost efficiencies (over and above the $50 million of cost savings over the next three years, identified as part of the Strategic Review last year)," Mr McInnes said.

In light of the fact that the 1H04 result is the first reported result under the Strategic Review program and significant further work remains to be undertaken, combined with the potential for a slowdown in consumer spending and the expected continuation of competitive pressure, the Company believes it is prudent to reaffirm its Profit after Tax guidance of $52 million - $56 million (pre RPS dividends).

Ends

FOR FURTHER INFORMATION CONTACT:
Helen Karlis
General Manager Corporate Affairs and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

OVERVIEW OF CONSOLIDATED PROFIT	Consolidated 1H 2003 $m	Consolidated 1H 2004 $m	Change %
Sales - Department stores	904.2	**926.3**	+ 2.5%
Sales - Foodchain	19.8	-	- 100.0%
TOTAL SALES *	924.0	**926.3**	+ 0.3%
Gross profit - Department stores	334.0	**348.9**	+ 4.4%
% to sales - department stores	36.9%	**37.7%**	
Cost of Doing Business	293.8	**299.1**	+ 1.8%
% to sales - department stores	32.5%	**32.3%**	
EBIT - Department stores	40.3	**49.8**	+ 23.7%
% to sales - department stores	4.5%	**5.4%**	
Credit	10.2	**12.3**	+ 20.0%
EBIT - Department stores + Credit	50.5	**62.1**	+ 22.9%
% to sales - department stores	5.6%	**6.7%**	
Property	1.3	**1.4**	+ 3.2%
Foodchain	(3.5)	-	- 100.0%
EBIT - Total	48.3	**63.4**	+ 31.3%
% to total sales	5.2%	**6.8%**	
Net interest expense	2.0	**1.1**	- 42.6%
Profit before tax	46.3	**62.3**	+ 34.5%
Income tax expense	14.3	**18.9**	+ 31.9%
Profit after tax before Significant Items	32.0	**43.4**	+ 35.7%
Significant Items			
Foodchain restructuring costs	(4.6)	-	
Total significant items (after tax)	(4.6)	-	- 100.0%
Profit after tax & Significant Items	27.4	**43.4**	**+ 58.2%**

* Sales in FY03 include total sales from the DJs Online business (including hamper sales and sales from discontinued businesses). Sales in FY04 do not include sales from discontinued businesses but do include Online hamper sales.

DIVIDEND INFORMATION	1H 2003 cps	1H 2004 cps	Change %
Basic EPS	6.1	9.9	+ 62.3%
Basic EPS before non recurring significant items	7.2	9.9	+ 37.5%
2004 dividends on ordinary shares	3.0	5.0	+ 66.7%

Directors' Report

The Directors present their report for the 26 weeks ended 24 January 2004.

Directors

The names of the Directors holding office at the date of this report are:

Robert Savage	Chairman and independent Non-Executive Director
John Coates AO	Deputy Chairman (Appointed as Deputy Chairman 14 October 2003) and independent Non-Executive Director
Mark McInnes	Chief Executive Officer and Executive Director
Stephen Goddard	Finance Director and Executive Director
Reg Clairs AO	Independent Non-Executive Director
Paula Dwyer	Independent Non-Executive Director (Appointed 25 November 2003)
John Harvey	Independent Non-Executive Director
Katie Lahey	Independent Non-Executive Director

With the exception of Paula Dwyer the above Directors each held office during and since the end of the period.

Review of Operations

The results of the operations of David Jones Limited and its controlled entities (the Group) during the period are reviewed on pages 1 to 5.

In accordance with the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Chief Executive Officer and the Finance Director, have provided the Board with a written statement that the accompanying financial report represents a true and fair view, in all material respects, of the Group's financial position as at 24 January 2004 and performance for the 26 week period ended 24 January 2004, in accordance with relevant accounting standards.

Directors' Declaration

The Directors declare that the financial statements and the notes set out on pages 7 to 21:

a) comply with the Accounting Standards and the Corporations Regulations 2001; and
b) give a true and fair view of the Group's financial position at 24 January 2004 and its performance for the 26 weeks ended on that date.

The Directors further declare that in their opinion there are reasonable grounds to believe that David Jones Limited will be able to pay its debts as and when they become due and payable.

This Directors' Report and Declaration are made in accordance with a resolution of the Directors.

Signed in accordance with a resolution of the Directors.

Sd/-

Robert Savage
Chairman
23 March 2004

sd/-

Mark McInnes
Chief Executive Officer

ASX LISTING RULE 4.2A.3

Appendix 4D
Interim Financial Report

DAVID JONES LIMITED INTERIM FINANCIAL REPORT

ABN 75 000 074 573	Current Reporting Period:	26 Weeks ended 24 January 2004
	Previous Corresponding Period:	26 Weeks ended 25 January 2003

For announcement to the market

				$A'000
Revenues from ordinary activities	Up	0.5%	to	$956,264
Profit from ordinary activities after tax attributable to members	Up	58.2%	to	$43,388
Net profit for the period attributable to members	Up	64.5%	to	$43,388

Dividends - Ordinary Shares	Amount per security	Franked amount per security
2004 Interim dividend declared 23 March 2004 (payable 4 May 2004)	5¢	5¢
2003 Final dividend (paid 5 November 2003)	3¢	3¢
Previous corresponding period		
2003 Interim dividend (paid May 2003)	3¢	3¢
2002 Final dividend (paid October 2002)	3¢	3¢

Record date for determining entitlements to the interim dividend	5 April 2004

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer to attached ASX and Media Release and Notes to this Interim Financial Report.

Net Tangible Asset Backing	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary security	$0.98	$1.09

The attached 2004 accounts of David Jones Limited and its Controlled Entities have been subject to review.

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE 26 WEEKS ENDED 24 JANUARY 2004 AND 26 WEEKS ENDED 25 JANUARY 2003

	NOTE	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
Revenue from sale of goods	2	**926,328**	923,959
Cost of sales		**(577,454)**	(583,850)
Gross profit		**348,874**	340,109
Other revenues from ordinary activities	2	**29,936**	27,112
Employee benefits expense		**(148,212)**	(148,293)
Lease and occupancy expenses		**(84,455)**	(81,169)
Depreciation and amortisation		**(21,601)**	(24,767)
Advertising and visual expenses		**(17,141)**	(18,018)
Administration expenses		**(17,725)**	(24,493)
Borrowing costs		**(2,246)**	(2,529)
Carrying amount of assets sold		**(10)**	(149)
Other expenses from ordinary activities		**(25,166)**	(26,039)
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**62,254**	41,764
Income tax expense relating to ordinary activities		**(18,866)**	(14,334)
NET PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		**43,388**	27,430
Share issue costs		–	(74)
Net (decrease) in retained profits on the initial adoption of:		–	
Revised AASB 1028 – Employee Benefits		–	(981)
TOTAL REVENUE AND EXPENSES ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY RECOGNISED DIRECTLY IN EQUITY		–	(1,055)
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		**43,388**	26,375

Basic earnings per share	5	**9.9 cents**	6.1 cents
Basic earnings per share before non recurring significant items	5	9.9 cents	7.2 cents
Diluted earnings per share	5	**9.4 cents**	5.9 cents
Diluted earnings per share before non recurring significant items	5	9.4 cents	6.9 cents

The consolidated statement of financial performance is to be read in conjunction with the accompanying notes, set out on pages 11 to 21.

STATEMENT OF FINANCIAL POSITION

AS AT 24 JANUARY 2004, 26 JULY 2003, AND 25 JANUARY 2003

	NOTE	CONSOLIDATED 24 JANUARY 2004 $000	CONSOLIDATED 26 JULY 2003 $000	CONSOLIDATED 25 JANUARY 2003 $000
CURRENT ASSETS				
Cash assets		**90,073**	17,345	43,637
Receivables		**44,061**	47,875	60,293
Inventories		**290,775**	289,540	290,111
Land and buildings held for sale		**26,296**	–	–
Prepayments		**4,940**	7,366	8,194
TOTAL CURRENT ASSETS		**456,145**	362,126	402,235
NON-CURRENT ASSETS				
Plant and equipment		**216,202**	246,547	280,890
Intangibles		**11,242**	12,178	13,115
Deferred tax assets		**33,575**	34,040	26,718
Other assets		**5,631**	4,858	2,642
TOTAL NON-CURRENT ASSETS		**266,650**	297,623	323,365
TOTAL ASSETS		**722,795**	659,749	725,600
CURRENT LIABILITIES				
Payables		**222,072**	182,735	181,638
Interest bearing liabilities		**1,676**	122	2,411
Current tax liabilities		**9,324**	3,097	12,434
Provisions		**15,734**	28,370	21,371
TOTAL CURRENT LIABILITIES		**248,806**	214,324	217,854
NON-CURRENT LIABILITIES				
Interest bearing liabilities		**–**	–	30
Deferred tax liabilities		**284**	313	323
Provisions		**18,364**	20,768	21,213
Other deferred liabilities		**6,943**	4,331	2,650
TOTAL NON-CURRENT LIABILITIES		**25,591**	25,412	24,216
TOTAL LIABILITIES		**274,397**	239,736	242,070
NET ASSETS		**448,398**	420,013	483,530
EQUITY				
Contributed equity		**394,559**	394,559	390,344
Retained profits	6	**53,839**	25,454	93,186
TOTAL EQUITY	7	**448,398**	420,013	483,530

The consolidated statement of financial position is to be read in conjunction with the accompanying notes (including note 10 – Off Balance Sheet Arrangements), set out on pages 11 to 21.

DAVID JONES LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

FOR THE 26 WEEKS ENDED 24 JANUARY 2004 AND 26 WEEKS ENDED 25 JANUARY 2003

	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers (inclusive of goods and services tax)	**954,595**	961,028
Payments to suppliers and employees (inclusive of goods and services tax)	**(842,471)**	(887,900)
Interest received	**1,040**	535
Borrowing costs paid	**(2,223)**	(2,535)
Income taxes paid	**(11,023)**	(8,467)
Income tax refund received	**2,806**	–
NET CASH PROVIDED BY OPERATING ACTIVITIES	**102,724**	62,661
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	**(16,656)**	(32,410)
Proceeds from sale of property, plant and equipment	**3**	171
Other	**62**	55
NET CASH USED IN INVESTING ACTIVITIES	**(16,591)**	(32,184)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments for share issue costs:		
Reset preference shares	**–**	(74)
Proceeds from issue of shares	**–**	4,530
Proceeds from borrowings	**1,554**	2,102
Dividends paid	**(14,959)**	(12,536)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(13,405)**	(5,978)
NET INCREASE/(DECREASE) IN CASH HELD	**72,728**	24,499
CASH AT BEGINNING OF THE FINANCIAL YEAR	**17,345**	19,138
CASH AT END OF THE FINANCIAL YEAR	**90,073**	43,637

The consolidated statement of cash flows is to be read in conjunction with the accompanying notes set out on pages 11 to 21.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

A) BASIS OF PREPARATION OF FINANCIAL REPORT

The half year financial report has been prepared in accordance with the Corporations Act 2001, applicable accounting standards including AASB 1029: "Interim Financial Reporting" standards and Urgent Issues Group Consensus Views.

This report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

The same accounting policies have been applied by each entity in the consolidated entity and those adopted and disclosed in the annual financial report for the year ended 26 July 2003.

The half year financial report does include notes of the type normally included in the annual financial report. It is recommended that the half year financial report is read in conjunction with the 2003 Annual Financial Report of David Jones Limited together with any public announcements made by David Jones Limited during the half year ended 24 January 2004 in accordance with the continuous disclosure obligations arising under the Listing Rules of the Australian Stock Exchange.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

B) TAX CONSOLIDATION

David Jones Limited (DJL) has formed a consolidated group for income tax purposes, effective on and from 28 July 2002 with each of its wholly owned controlled entities. DJL, as the head entity, has recognised all tax assets and liabilities in relation to the consolidated group. DJL formally notified the Australian Taxation Office of its adoption of the tax consolidation regime in January 2004, at the time of lodgement of the 2003 return.

The tax consolidated group has entered into a tax sharing agreement. The agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Tax consolidation calculations at 24 January 2004 have been based on legislation enacted to that date. These calculations have resulted in no material adjustment to the consolidated tax expense for the half year ended 24 January 2004".

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

		NOTE	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 $000	CONSOLIDATED 26 WEEKS ENDED 25 January 2003 $000
2.	**REVENUE FROM ORDINARY ACTIVITIES**			
	Revenue from sale of goods		**926,328**	923,959
	Other operating revenue		**29,936**	27,112
	TOTAL REVENUE FROM ORDINARY ACTIVITIES		**956,264**	951,071
3.	**SIGNIFICANT ITEMS**			
	The impact of significant items of revenue/(expense) on profit from ordinary activities before income tax was:			
	Foodchain business closure			
	Lease exit costs		–	4,552
	TOTAL SIGNIFICANT ITEMS		–	4,552

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

	NOTE	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 $000	CONSOLIDATED 26 WEEKS ENDED 25 January 2003 $000
4. DIVIDENDS PAID			
Ordinary Shares			
Over provision relating to 2001			(11)
Final dividend of 3 cents per fully paid share paid on 5 November 2003.			
Franked at 30% - 3 cents per share		**12,349**	12,089
		12,349	12,078
Reset Preference Shares			
Interim dividend of $4.0833 per share paid 2 February 2004 for the period 1 August 2003 to 31 January 2004 inclusive:			
Franked at 30%		**2,654**	2,654
		2,654	2,654
Total dividends provided for or paid		**15,003**	14,732
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were as follow:			
Paid in cash		**14,960**	8,006
Satisfied by issue of shares		**–**	4,530
		14,960	12,536

Dividend Reinvestment Plan

As announced on 3 June 2003, the Company has suspended its Dividend Reinvestment Plan.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

	NOTE	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 CENTS	CONSOLIDATED 26 WEEKS ENDED 25 January 2003 CENTS
5. EARNINGS PER SHARE (EPS)			
Basic EPS		**9.9**	6.1
Diluted EPS		**9.4**	5.9
Basic EPS before non recurring significant items		9.9	7.2
Diluted EPS before non recurring significant items		9.4	6.9

	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 $000	CONSOLIDATED 26 WEEKS ENDED 25 January 2003 $000
Basic EPS and basic EPS before non recurring significant items		
Net profit/(loss) attributable to members	**43,388**	27,430
Less: Reset preference share dividends	**(2,654)**	(2,654)
Adjusted net profit/(loss) for basic EPS	**40,734**	24,776
Non recurring significant items (refer note 3)	–	4,552
Less: Income tax effect of non recurring significant items	–	–
After tax effect of non recurring significant items	–	4,552
Adjusted net profit before non recurring significant items	**40,734**	29,328

	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 NUMBER	CONSOLIDATED 26 WEEKS ENDED 25 January 2003 NUMBER
Weighted average number of ordinary shares used in the calculation of basic and diluted EPS:		
– Basic earnings per share	**411,603,689**	405,431,988
– Diluted earnings per share	**462,421,464**	466,359,016

POTENTIAL ORDINARY SHARES

The 650,000 reset preference shares are potential ordinary shares in accordance with AASB 1027(6). The conversion factor of 78.1812 (2003: 93.7339) is calculated in accordance with the conversion formula provided on page 37 of the Reset Preference Share prospectus issued on 14 May 2002. The current number of potential ordinary shares is 50,817,780 (2003: 60,927,028). Based on conditions existing at 24 January 2004 and 25 January 2003, these potential ordinary shares are dilutive.

OPTIONS

Options to purchase ordinary shares not exercised at 24 January 2004 (25 January 2003) have not been included in the determination of diluted earnings per share. Based on conditions existing at reporting date, the options would not be potential ordinary shares.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

	NOTE	CONSOLIDATED 24 JANUARY 2004 $000	CONSOLIDATED 26 JULY 2003 $000	CONSOLIDATED 25 JANUARY 2003 $000
6. RETAINED PROFITS				
Retained profits at beginning of year		**25,454**	69,380	69,380
Net profit attributable to members of the parent entity		**43,388**	(25,466)	27,430
Net effect of initial adoption of:				
Revised AASB 1028 "Employee Benefits"		**–**	(980)	(981)
Net effect on dividends from:				
Initial adoption of AASB 1044 "Provisions Contingent Liabilities and Contingent Assets"		**–**	12,089	12,089
Dividends recognised during the year	4	**(15,003)**	(29,569)	(14,732)
Total dividends		**(15,003)**	(17,480)	(2,643)
RETAINED PROFITS AT END OF YEAR		**53,839**	25,454	93,186
7. TOTAL EQUITY RECONCILIATION				
Total equity at beginning of year		**420,013**	455,268	455,268
Total change in parent entity interest in equity recognised in statement of financial performance		**43,388**	(26,520)	26,375
Transactions with owners as owners:				
Contributions of equity:				
Issue of ordinary shares under dividend reinvestment plan		**–**	8,745	4,530
Dividends	4	**(15,003)**	(17,480)	(2,643)
TOTAL EQUITY AT END OF YEAR		**448,398**	420,013	483,530

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

8. SEGMENT INFORMATION

(a) Business and Geographical Segments

The consolidated entity operates in Australia and is organised into the following divisions by product and service type:

- Department stores comprising David Jones department stores, rack stores and corporate office;
- Credit comprising the David Jones' Card
- Property comprising the land and buildings owned by David Jones Limited and its controlled entities

(b) Segment Accounting Policies

Segment accounting policies are the same as the consolidated entity's accounting policies described in note 1. During the half year, there were no changes in segment accounting policies that had a material effect on the segment information. Prior period segment information has been restated in accordance with this revised basis of segment classification.

Rent is charged by the property segment to the department stores segment at current market rates and eliminated on consolidation.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

8. SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments	Department Stores		Foodchain		Credit		Property		Eliminations		Consolidated	
	2004 $000	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000
Revenue												
Sales to customers outside the Consolidated Entity	**926,328**	904,176	–	19,783	–	–	–	–	–	–	**926,328**	923,959
Other revenues from customers outside the Consolidated Entity	**11,050**	11,080	–	–	**17,491**	15,146	–	–	–	–	**28,541**	26,226
Inter-segment revenues	–		–	–	–	–	**1,499**	1,466	**(1,499)**	(1,466)	–	–
Total segment revenues	**937,378**	915,256	–	19,783	**17,491**	15,146	**1,499**	1,466	**(1,499)**	(1,466)	**954,869**	950,185
Unallocated revenue											**1,395**	886
Total consolidated revenue											**956,264**	951,071
Results												
Segment results	**51,304**	41,727	–	(8,045)	**12,265**	10,224	**1,367**	1,324	**(1,499)**	(1,466)	**63,437**	43,764
Unallocated expenses											**(1,183)**	(2,000)
Net profit from ordinary activities before income tax expense											**62,254**	41,764

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

	NOTE	CONSOLIDATED 26 WEEKS ENDED 24 January 2004 $000	CONSOLIDATED 26 WEEKS ENDED 25 January 2003 $000
9. CONTINGENT LIABILITIES			
The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information, which would lead them to believe that these liabilities have crystalised and consequently no provisions are included in the financial statements in respect of these matters.			
Employee Share Plan	(i)	10	203
Guarantees to third parties in given in the normal course of business		843	1,031
		853	1,234

(i) Employee Share Plan

The company via a Trustee has funded the acquisition of shares in the Company by its employees. An unrealised loss of $9,685 (based on a price of $1.35 per share at 24 January 2004) exists representing the difference between the loan by the Company to the Trustee and the recoverable amount of the shares at 24 January 2004.

In the event that employees forfeit the shares on resignation, all gains net of the book value of $1.36 per share at 24 January 2004 vest with the employee. Conversely if the shares are forfeited and sold below the book value, the loss on sale would be borne by the company.

Other Contingent Liabilities

A controlled entity, David Jones Finance Pty Limited, is the borrower of certain finance facilities. The Company and each of its controlled entities guarantee the borrowings of David Jones Finance Pty Limited.

Contingent liabilities in relation to the sale and leaseback transaction are disclosed in note 10.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

10. OFF BALANCE SHEET ARRANGEMENTS

The Statement of Financial Position should be read in conjunction with the following off balance sheet arrangements.

(a) Sale and Leaseback Arrangement

The Company entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust (DRIT) in November 2000 whereby the Elizabeth and Market Streets, Sydney and Bourke Street, Melbourne properties were, in-substance, sold by granting a seventy-nine year head lease with DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, the consolidated entity has a recognised right to set-off the receivables ($201.85 million at inception) under the head lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

The Company has entered into operating leases in respect of the properties. The operating leases are for an initial term of thirty years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

The leases contain two further renewal options of thirty years and twenty years.

Under the arrangement, DRIT will provide funds to the Company for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption during the refurbishments.

In these original arrangements, Deutsche Asset Management (Australia) Limited (DAMAL) as responsible entity for the DRIT was to receive the greater of $100 million or 50% of the market value of the properties in year 2079.

The Company has also entered into agreements with Deutsche Bank AG (DB) whereby:

- The Company waives its right to terminate each of the Head Leases
- DB agrees to pay the 50% of the sale proceeds due to DAMAL on sale of the properties in year 79, or the minimum guarantee amount of $100m, whichever DAMAL is entitled to, on the Company's behalf
- The Company waives any entitlement to 50% of the proceeds of sale of the properties
- The Company waives its right to buy each property by way of a pre-emptive right and by a last right of refusal

Previously an effectively guaranteed residual amount of $100 million may have been payable by the Company in the year 2079 depending on the value of the properties at that time. DB is expected to acquire legal title to the properties at year 2079 and the Company has no contractual right to repurchase the properties during or at the end of the 79 year period.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

10. OFF BALANCE SHEET ARRANGEMENTS (CONTINUED)

(a) Sale and Leaseback Arrangement (continued)

In the original transaction, the Company entered into a put option agreement where elements of DRIT's financing (totalling $146 million) could be put to the Company. This put option is only exercisable in remote circumstances (for example, payment default, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of the Company). This results in the Company having an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with an insolvency or credit event of the Company. However, equity holders in DRIT take the primary risk of a fall in the improved value of the properties.

The Company has entered into thirty year interest rate swap contracts associated with the transaction. The estimated market values of the payables and receivables under the swaps at 24 January 2004 are $37.173 million and $28.586 million respectively (25 January 2003: $63.241 million and $54.425 million). These amounts have not been recognised in the Statement of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statement of Financial Performance over the term of the swaps.

(b) Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the consolidated entity has no ownership interest. The consolidated entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones' cardholders that have been sold to the third party as at 24 January 2004 amount to $439.0 million (2003: $422.3 million). Of this amount $37.5 million (2003: $46.2 million) has been retained by the third party as over collateralisation. As this amount will be paid to a controlled entity, subject to the performance of the card receivables, it has been included in current receivables in the Statement of Financial Position.

The consolidated entity retains the risk for bad debts in respect of the total portfolio of securitisation receivables.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The consolidated entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds, bad debts and expenses.

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

11. EVENTS SUBSEQUENT TO BALANCE DATE

An interim dividend of five cents per ordinary share was declared on 23 March 2004 in respect of the 53 week period ending 31 July 2004 (2003: 3 cents).

The amount that will be paid on 4 May 2004 will be $20,580,184 (2003: $12,225,506).

In accordance with AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" no provision for this dividend has been made in 2004 half-year financial report.

ERNST & YOUNG

■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 924[illegible]
Fax 61 2 926[illegible]
DX Sydney Stock
Exchange [illegible]

Independent review report to members of David Jones Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements and the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity comprising both David Jones Limited (the company) and the entities it controlled during the half year, and the directors' declaration, for the company, for the 26 weeks ended 24 January 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of the consolidated entity David Jones Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 24 January 2004 and of its performance for the 26 weeks ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

S J Ferguson
Partner
Sydney
23 March 2004